Exhibit 99.6

Atlatsa
RESOURCES CORPORATION

CONDENSED
CONSOLIDATED
INTERIM
FINANCIAL STATEMENTS

EMPOWERED TO PRODUCE

CONTENTS

Condensed consolidated interim statement of financial position	2

Condensed consolidated interim statement of comprehensive income	3

Condensed consolidated interim statement of changes in equity	4

Condensed consolidated interim statement of cash flows	5

Notes to the condensed consolidated interim financial statements	6

Corporate information and administration	OBC

Atlatsa Resources Corporation (“Atlatsa”) was incorporated on April 19, 1983 under the laws of the Province of British Columbia, Canada. All information contained in this report is unaudited and reported in Canadian dollars ($), unless otherwise indicated. In this report, references to Atlatsa include the Company’s subsidiaries. In addition to this report, extensive information on Atlatsa, including its regulatory filings, is available on the Company’s website at www.atlatsaresources.co.za, www.sedar.com and www.sec.gov.

This report covers the financial performance for the three and nine months ended September 30, 2015 and 2014.

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2015

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Note	September 30 2015	(Audited) December 31 2014
ASSETS
Non-current assets
Property, plant and equipment	7	327,482,121	646,245,336
Capital work-in-progress	8	6,112,258	29,272,118
Other intangible assets		254,239	289,390
Mineral property interests	9	7,186,858	7,339,706
Goodwill	10	—	8,776,080
Platinum Producers’ Environmental Trust		3,890,195	3,721,035
Other non-current assets		498	517

Total non-current assets		344,926,169	695,644,182

Current assets
Inventories		3,378,213	726,343
Trade and other receivables		7,049,618	16,256,784
Cash and cash equivalents		702,929	8,148,558
Restricted cash		48,372	48,744

Total current assets		11,179,132	25,180,429

Total assets		356,105,301	720,824,611

EQUITY AND LIABILITIES
Equity
Share capital		309,691,439	309,659,583
Treasury shares		(4,991,726)	(4,991,726)
Foreign currency translation reserve		(9,667,922)	(10,558,030)
Share-based payment reserve		27,732,220	26,245,459
Accumulated loss		(247,156,818)	(89,283,115)

Total equity attributable to equity holders of the Company		75,607,193	231,072,171
Non-controlling interests		(2,243,317)	184,133,904

Total equity		73,363,876	415,206,075

Liabilities
Non-current liabilities
Long-term portion of loans and borrowings	11	142,689,560	130,402,292
Long-term portion of finance lease liability	12	24,032	283,877
Deferred tax liability		50,383,480	116,744,891
Provisions		14,261,002	13,357,268

Total non-current liabilities		207,358,074	260,788,328

Current liabilities
Trade and other payables		53,851,828	41,670,800
Short-term portion of loans and borrowings	11	377,165	524,854
Short-term portion of finance lease liability	12	448,146	2,634,554
Restructuring provision	13	20,706,212	—

Total current liabilities		75,383,351	44,830,208

Total liabilities		282,741,425	305,618,536

Total equity and liabilities		356,105,301	720,824,611

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved by the Board of Directors on December 11, 2015

/s/ Harold Motaung	/s/ Fikile De Buck
Director	Director

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Revenue	57,208,184	70,388,828	161,180,072	182,779,509
Cost of sales	(65,036,910)	(66,687,067)	(194,480,791)	(193,393,257)

Gross loss	(7,828,726)	3,701,761	(33,300,719)	(10,613,748)
General and administrative expenses	(2,318,487)	(2,827,500)	(8,009,420)	(8,500,404)
Other income	2,591	11,623	17,006	24,624
Fair value (loss)/gain and AG8 adjustments on loans and borrowings	(145,373)	(40,337)	107,536	497,696
Impairment loss	—	—	(337,064,465)	—
Restructuring costs	(21,938,801)	—	(21,938,801)	—

Operating loss	(32,228,796)	(845,547)	(400,188,863)	(18,591,832)
Finance income	44,808	60,280	193,435	212,643
Finance costs	(6,187,749)	(3,209,350)	(17,198,593)	(11,525,875)

Net finance costs	(6,142,941)	(3,149,070)	(17,005,158)	(11,313,232)

Loss before income tax	(38,371,737)	(2,303,523)	(417,194,021)	(29,905,064)
Income tax	995,704	1,743,133	65,917,262	4,565,207

Loss for the period	(37,376,033)	(560,390)	(351,276,759)	(25,339,857)

Other comprehensive income
Foreign currency translation differences for foreign operations	(3,749,819)	(6,045,346)	4,938,502	(8,358,821)

Other comprehensive income for the period, net of income tax	(3,749,819)	(6,045,346)	4,938,502	(8,358,821)

Total comprehensive income for the period	(41,125,852)	(6,605,736)	(346,338,257)	(33,698,678)

Loss attributable to:
Owners of the parent	(21,452,293)	(519,671)	(157,873,703)	(12,369,173)
Non-controlling interests	(15,923,740)	(40,719)	(193,403,056)	(12,970,684)

Loss for the period	(37,376,033)	(560,390)	(351,276,759)	(25,339,857)

Total comprehensive income attributable to:
Owners of the parent	(25,202,356)	(3,812,787)	(157,127,395)	(16,252,241)
Non-controlling interests	(15,923,496)	(2,792,949)	(189,210,862)	(17,446,437)

Total comprehensive income for the period	(41,125,852)	(6,605,736)	(346,338,257)	(33,698,678)

CONDENSED CONSOLIDATED

INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Attributable to equity holders of the Company

	Share capital		Treasury shares
	Number of shares	Amount	Number of shares	Amount	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated loss	Total shareholders’ equity	Non- controlling interests	Total equity
For the period ended September 30, 2014
Balance at January 1, 2014	201,888,473	71,967,083	4,497,062	(4,991,726)	162,910,000	(10,119,860)	25,794,650	(64,673,717)	180,886,430	198,227,542	379,113,972
Common shares issued	125,000,000	74,782,500	—	—	—	—	—	—	74,782,500	—	74,782,500
Acquisition of shares in Bokoni
Platinum Holdings Proprietary Limited	—	—	—	—	—	—	—	—	—	12,480,278	12,480,278
Conversion of convertible preference shares	227,400,00	162,910,000	—	—	(162,910,000)	—	—	—	—	—	—
Total comprehensive income for the period
Loss for the period	—	—	—	—	—	—	—	(12,369,173)	(12,369,173)	(12,970,684)	(25,339,857)
Other comprehensive income for the period, net of tax
Foreign currency translation differences	—	—	—	—	—	(3,833,012)	(50,056)	—	(3,883,068)	(4,475,753)	(8,358,821)

Total comprehensive income for the period	554,288,473	—	4,497,062	—	—	(3,833,012)	(50,056)	(12,369,173)	(16,252,241)	(17,446,437)	(33,698,678)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payments expense	—	—	—	—	—	—	150,395	—	150,395	—	—

Total contributions by and distributions to owners							150,395	—	150,395	—	150,395

Balance at September 30, 2014	554,288,473	309,659,583	4,497,062	(4,991,726)	—	(13,952,872)	25,894,989	(77,042,890)	239,567,084	193,261,383	432,828,467

For the period ended
September 30, 2015
Balance at January 1, 2015	554,288,473	309,659,583	4,497,062	(4,991,726)	—	(10,558,030)	26,245,459	(89,283,115)	231,072,171	184,133,904	415,206,075
Acquisition of shares in Bokoni Platinum
Holdings Proprietary Limited	—	—	—	—	—	—	—	—	—	2,833,641	2,833,641
Total comprehensive income for the period
Loss for the period	—	—	—	—	—	—	—	(157,873,703)	(157,873,703)	(193,403,056)	(351,276,759)
Other comprehensive income for the period, net of tax
Foreign currency translation differences	—	—	—	—		890,108	(143,800)	—	746,308	4,192,194	4,938,502

Total comprehensive income for the period	—	—	—	—	—	890,108	(143,800)	(157,873,703)	(157,127,395)	(189,210,862)	(346,338,257)

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payments expense	—	—	—	—	—	—	1,662,417	—	1,662,417	—	1,662,417
Common shares issued	133,333	31,856	—	—	—	—	(31,856)	—	—	—	—

Total contributions by and distributions to owners	133,333	31,856	—	—	—	—	1,630,561	—	1,662,417	—	1,662,417

Balance at September 30, 2014	554,421,806	309,691,439	4,497,062	(4,991,726)	—	(9,667,922)	27,732,220	(247,156,818)	75,607,193	(2,243,317)	73,363,876

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATE

INTERIM STATEMENT OF CASH FLOWS FOR THE

PERIODS ENDED SEPTEMBER 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
Cash flows from operating activities
Cash generated from/(utilised by) operations	15	10,714,981	10,046,722	7,929,663	(11,285,354)
Interest received		14,140	33,310	103,654	133,894
Interest paid		(792,311)	(335,225)	(2,224,917)	(667,989)
Income tax paid		—	—	(548)	(353,721)

Net cash flows from/(used in) operating activities		9,936,810	9,744,807	5,807,852	(12,173,170)

Cash flows from investing activities
Expenditures on capital-work-in-progress	8	(8,273,036)	(7,959,898)	(16,494,239)	(28,353,858)

Acquisition of property, plant and equipment	7	(4,184)	—	(6,136)	(1,336)
Proceeds on disposal of property, plant and equipment		—	—	—	4,080
Increase in investments held by Platinum Producers’
Environmental Trust		(75,479)	(88,935)	(230,935)	(269,448)

Net cash flows used in investing activities		(8,352,699)	(8,048,833)	(16,731,310)	(28,620,562)

Cash flows from financing activities
Proceeds from loans and borrowings	11	104,900	1,018,656	6,302,782	14,673,230
Common shares issued		—	—	—	74,782,500
Repayment of loans and borrowings		—	—	—	(74,782,500)
Finance lease liability repayments	12	(1,331,035)	—	(2,821,034)	(93,016)
Other loans repaid	11	—	(159,533)	(168,192)	(490,284)

Net cash flows from financing activities		(1,226,135)	859,123	3,313,556	14,089,930

Effect of foreign currency translation		(190,741)	(566,971)	164,273	(135,952)

Net increase/(decrease) in cash and cash equivalents		167,235	1,988,126	(7,445,629)	(26,839,754)
Cash and cash equivalents, at beginning of period		535,694	11,827,223	8,148,558	40,655,103

Cash and cash equivalents, at end of period		702,929	13,815,349	702,929	13,815,349

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED

SEPTEMBER 30, 2015 AND 2014

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1. CORPORATE AND GROUP INFORMATION

Atlatsa Resources Corporation (“the Company” or “Atlatsa”) is incorporated in the Province of British Columbia, Canada. The Company has a primary listing on the Toronto Stock Exchange (“TSX”) and has a secondary listing on the JSE Limited (“JSE”). The condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary, Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducts the Group’s business in South Africa.

2. GOING CONCERN

The Group incurred a net loss for the nine months ended September 30, 2015 of ($351.3 million) compared to a six months ended June 30, 2015 loss of ($313.9 million), a three months ended March 31, 2015 loss of ($16.8 million) and a 2014 fiscal year loss of ($49.5 million)). These losses are primarily as a result of the sustained drop in the platinum price during the nine months of the 2015 financial year and the impact that this decrease in price has had on the operations of the Group’s subsidiary, Bokoni Platinum Mines Proprietary Limited (“Bokoni” or “Bokoni Mine”), as explained below.

In addition, at September 30, 2015 the Group’s current liabilities exceeded its current assets by $64.3 million. This deficit arises mainly as a result of the following:

•	the $13.6 million (R140 million) backlog of trade and other payables owed to Anglo American Platinum Limited (Anglo Platinum) by Bokoni Platinum Mines Proprietary Limited (Bokoni or Bokoni Mine) By initial agreement with Anglo Platinum the backlog of the trade payables was deferred and Bokoni was expected to start repaying $1.5 million (R15.6 million) a month from April 2015 to December 2015. On December 9, 2015, the Senior Facilities Agreement was increased by $6.9 million (R71.4 million) to make available funds to Plateau to repay its share ($6.9 million (R71.4 million)) of the backlog of trade and other payables due to Anglo Platinum. The remaining balance will be financed from short term cash flows and the Term Loan Facility provided by Anglo Platinum discussed below.

•	the Advance on the Purchase of Concentrate being overdrawn by $10.4 million (R107.5 million). As a result, no receivable for the sale of concentrate to Rustenburg Platinum Mines Limited (“RPM”) is included in trade receivables. And,

•	the estimated costs associated with the Bokoni Mine Restructure Plan (discussed below), associated with a significant labour restructuring, legal, human resources and security related charges, having been provided for during the period (refer note 13).

Bokoni Mine operations and restructure plan

The main constraint at Bokoni Mine is the current inability to produce sufficient volumes of high grade underground ore to fill the mill capacity. At current basket prices the Mine continues to make losses, even at an operating cost level, due to the high cost of production. Even in the event of producing 160 kilo tonnes per month (“ktpm”) of higher grade ore from underground, the Bokoni Mine will remain marginal at these volumes.

Reviews of the operations indicated that the optimum level of production required to ensure that the Bokoni Mine is profitable and sustainable is around 240 ktpm. This review process culminated in the design and development of the current mine plan, which targets a significant increase in mining and concentrating capacity from 160 ktpm to 240 ktpm. In order for Bokoni to achieve the mining and concentrating scale of 240 ktpm targeted in the aforementioned mine plan, Bokoni would require a significant capital investment.

As a result, on September 16, 2015, the Company advised, together with Anglo Platinum, that to ensure the future sustainability of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (“the Restructure Plan”). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

The Restructure Plan was based on the following assumptions for fiscal 2016:

•	Platinum price per ounce: US$1,392

•	4E average basket price per ounce: R13,545

•	ZAR/US$ exchange rate: 11.92

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:

•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance;

•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tonnes per month (“tpm”) by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;

•	continued mining at the Klipfontein Merensky open-cast operation as a mill gap filler during ramp up of the underground operations;

•	significant reduction in labour overheads; and

•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (LRA) on September 15, 2015, for the commencement of a consultation process on the contemplated retrenchments of a significant number of its employees based on operational requirements.

The anticipated costs of implementing the Restructure Plan will be financed from the Term Loan Facility provided by Anglo Platinum as discussed below.

Anglo Platinum letter of financial support

Anglo Platinum signed a letter of support on November 10, 2014, providing the Bokoni Mine with $40.9 million (R422.0 million) to March 2016 in order to fund operational cash shortfalls during that period. With reference to the terms and conditions of the letter of support, the amendments to the Working Capital Facility to make available the $2.8 million (R29.0 million) outstanding from Rustenburg Platinum Mines Limited (“RPM”) for the sale of Boikgantsho Platinum Mine Proprietary Limited mineral properties, were finalised and executed by May 21, 2015 and a $2.8 million (R29.0 million) drawdown took place on June 3, 2015. On August 21, 2015, the shareholder loan of $2.8 million (R27.9 million) (refer to note 11) was capitalised.

On July 1, 2015, Atlatsa announced that further to various interactions between Atlatsa, Anglo Platinum and South Africa’s Department of Mineral Resources, the following conditions to the letter of support had not been met within their prescribed time frame:

•	Definitive agreements in respect of the purchase by Rustenburg Platinum Mines Limited of at least a further 25% in the Kwanda North prospecting rights, held by Kwanda Platinum Mine Proprietary Limited and at least 60% in the Central Block prospecting rights, held by Plateau, had not been executed; and

•	Given the depressed price of Atlatsa shares and potential dilution to existing shareholders as a result of the share subscription, Atlatsa executives had been restricted from subscribing for $5.8 million (R60 million) of equity in Atlatsa.

Subsequently, Atlatsa and Anglo Platinum entered into the Term Loan Facility Agreement (discussed below), replacing the letter of support.

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2. GOING CONCERN continued

Term Loan Facility Agreement

On December 9, 2015, a Term Loan Facility Agreement (“the Term Loan Facility”), was entered into with Anglo Platinum providing a $32.3 million (R334.0 million) facility to enable Plateau to advance its 51% pro rata share of the shareholder loans to Bokoni Holdco for the sole purpose of enabling Bokoni Mine to fund operating expenses, working capital expenditure and capital expenditure costs in the event that these costs cannot be funded from internal resources. Anglo Platinum will fund its 49% pro rata share of cash calls made by Bokoni Mine in accordance with the joint venture shareholders’ agreement between the parties.

The Term Loan Facility bears no interest and replaces the letter of support of November 10, 2014 received from Anglo Platinum. If however, any amount which is due and payable in accordance with the unpaid, the unpaid amount shall accrue interest at the prime rate plus 2%. The Term Loan Facility is repayable at the earlier of an event of default and December 31, 2018. There will be a mandatory repayment upon the occurrence of a change of control or a sale of all or substantially all the assets of Bokoni whether in a single transaction or a series of related transactions.

In agreeing to the terms and conditions of the Term Loan Facility, Atlatsa has agreed to co-operate with Anglo Platinum in relation to RPM’s acquisition of: (i) the prospecting rights held by Kwanda; (ii) the mining rights in respect of Central Block mineral properties held by Plateau (previously contemplated in the letter of support of November 10, 2014); and the disposal of all or any part of the Holdco Shareholding (collectively, the “Proposed Transaction”).

The conditions to utilisation of the $32.3 million (R334.0 million) Term Loan Facility include the following:

1.	RPM being satisfied that Bokoni Mine is implementing the Restructure Plan in accordance with its terms;

2.	RPM being satisfied that Bokoni Mine is optimising its operations to minimise the funding required from shareholders and that Bokoni Mine is identifying and implementing opportunities to optimise revenue, operating costs and capital expenditure (where appropriate);

3.	Evidence that all intercompany advances made by RPM to Bokoni Mine (primarily arising from the supply chain between such parties) are paid up to date in accordance with the applicable due date for payment as set out in the terms for payment (as set by RPM) for such transactions (which date shall be no later than the end of the month following the month in which the delivery of goods or services occurred);

4.	A consent letter provided by Atlatsa, Plateau, Bokoni Holdco and Bokoni Mine to RPM, consenting to the disclosure by RPM of certain Confidential Information (as defined in the Holdco Shareholders Agreement) in relation to the sale process to facilitate the transfer of the funding arrangements between RPM and Plateau and the disposal of the Holdco Shareholding as contemplated in the Proposed Transaction;

5.	Plateau co-operating with the RPM and at RPM’s request, doing all such things, performing all such acts and taking all such steps, and to procure the doing of all such things, within its power and control, as may be necessary for and incidental to the Parties finding a long term sustainable solution to fund Bokoni Mine including in relation to the implementation of the Proposed Transaction;

6.	A signed addendum to the management services agreement entered into amongst Plateau, Atlatsa, Anglo Platinum, Bokoni Holdco and Bokoni Mine on or about June 19, 2009, to facilitate a reduction in the monthly management fee payable by Bokoni Mine to Atlatsa from approximately $0.5 million (R5.0 million) to an amount which is no greater than $0.4 million (R4.0 million);

7.	The aggregate monthly operating costs of Atlatsa and Plateau have reduced by at least $0.1 million (R1.0 million) per month on a sustainable basis (measured relative to the average operating costs incurred for the 6 months to November 2015);

8.	Plateau implementing appropriate initiatives with immediate effect, to reduce: (i) the operating cash losses; and (ii) to the extent possible, the maintenance or ‘stay-in-business’ capital (excluding project capital expenditure), at Bokoni Mine so that Bokoni Mine does not incur an operating loss (known as “Cost 4” at the measurement level);

9.	An operational action plan indicating how the tonnage production build-up of Brakfontein and Middelpunt Hill (Bokoni Mine underground shafts) will meet the level set out in the Restructure Plan by January 1, 2016;

10.	A project plan on the retrenchment process applicable to Bokoni Mine and evidence that the Bokoni Mine steering committee and the Bokoni Holdco board of directors have evaluated and approved such retrenchment process; and

11.	Written confirmation from Plateau that it will: (i) consult with RPM during the process of recruiting a new General Manager and a new Finance Manager of Bokoni Mine, each in a permanent capacity; (ii) obtain RPMs prior written approval in respect of the persons to be appointed to such positions.

Amended and Restated Senior Facilities Agreement

The Senior Facilities Agreement was amended and restated to increase the availability under the facility by $6.9 million (R71.4 million) on December 9, 2015 to enable the backlog of the trade and other payables due to Anglo Platinum of approximately $13.6 million (R140.0 million) (discussed above) to be repaid in order to manage the Group’s liquidity.

Going concern conclusion

Atlatsa remains in discussions with Anglo Platinum surrounding the future sustainability of Bokoni Mine, as contemplated in the Proposed Transaction above, as well as potential alternative financial support for the Company having regard to current challenges within the South African platinum industry. Management is continuously investigating areas to preserve cash in the short term including the possibility of a further reduction in capital projects where appropriate.

The condensed consolidated interim financial statements are prepared on the basis of accounting policies applicable to a going concern. This basis presumes the following:

1.	That the Restructure Plan will be successfully implemented;

2.	That the conditions to utilisation contemplated in the Term Loan Facility provided by Anglo Platinum will be met; and

3.	That consensus PGM metal price forecasts will strengthen to the projected forecasts for 2016.

These conditions give rise to a material uncertainty which may cast significant doubt on the ability of the Company and its subsidiaries to continue as going concerns and therefore may be unable to realise their assets and discharge their liabilities in the normal course of business.

3. BASIS OF ACCOUNTING

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for a complete set of International Financial Reporting Standards financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2014. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last consolidated financial statements at and for the year ended December 31, 2014. The consolidated financial statements of the Group as at and for the year ended December 31, 2014 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com and www.sec.gov.

The condensed consolidated interim financial statements have been prepared on a historical cost basis. Certain items, including derivative financial instruments, are stated at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars ($), and all values are rounded to the nearest dollar, except where otherwise stated.

4. USE OF JUDGEMENTS AND ESTIMATES

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2014.

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

5. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2014.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s condensed consolidated interim financial statements, are disclosed below:

Effective for the financial year commencing July 1, 2016:

•	IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

•	IFRS 10, IFRS 12, and IAS 28 Investment Entities: Applying the Consolidation Exception – Amendments to IFRS 10, IFRS 12 and IAS 28

•	IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

•	IFRS 14 Regulatory Deferral Accounts

•	IAS 1 Disclosure Initiative – Amendments to IAS 1

•	IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization – Amendments to IAS 16 and IAS 38

•	IAS 16 and IAS 41 Agriculture – Bearer Plants – Amendments to IAS 16 and IAS 41

•	IAS 27 – Equity Method in Separate Financial Statements – Amendments to IAS 27

•	Annual IFRS Improvements Process 2012 – 2014 Cycle – various standards

Effective January 1, 2017:

•	IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018:

•	IFRS 9 Financial Instruments

All standards and Interpretations will be adopted at their effective date, if applicable.

Management is currently in the process of assessing the applicability and impact of the above-mentioned, if any.

6. FINANCIAL RISK MANAGEMENT

Summary of the carrying value of the Group’s financial instruments

At September 30, 2015	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,890,195	—
Trade and other receivables*	5,590,113	—
Cash and cash equivalents*	702,929	—
Restricted cash*	48,372	—
Loans and borrowings*	—	143,066,725
Finance lease liability***	—	472,178
Trade and other	—	43,173,608

At December 31, 2014	Loans and receivables	Financial liabilities at amortised cost
Platinum Producers’ Environmental Trust**	3,721,035	—
Trade and other receivables*	14,329,673	—
Cash and cash equivalents*	8,148,558	—
Restricted cash*	48,744	—
Loans and borrowings*	—	130,927,146
Finance lease liability***	—	2,918,431
Trade and other payables*	—	31,725,265

*	Not measured at fair value and the carrying amount is a reasonable approximation of the fair value due to the short-term to maturity.
**	Not measured at fair value and the carrying amount is a reasonable approximation of fair value due to this being cash deposits.
***	Not measured at fair value and the carrying amount is a reasonable approximation of fair value.

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy for financial instruments measured at fair value. It does not include fair value information for financial assets and financial liabilities not measured at fair value, if the carrying value is a reasonable approximation of the fair value.

	Nine months ended September 30, 2015		Year ended December 31, 2014
	Carrying value	Fair value (level 2)	Carrying value	Fair value (level 2)
Loans and borrowings	143,066,725	143,066,725	130,927,146	130,927,146

The carrying amount of loans and borrowings approximate fair value. The loans were recognised at fair value on initial recoginition and subsequently adjusted for all changes in cash flows.

The contractual value of the loans and borrowings (financial liabilities at amortised cost) at September 30, 2015 was $168,563,556 (R1,739,023,583), (December 31, 2014 $166,392,966 (R1,655,651,405) and September 30, 2014 $161,655,459 (R1,696,391,230)).

(a) Valuation techniques and unobservable inputs:

The following table shows the valuation techniques used in measuring level 2 fair values:

Type	Valuation technique
Loans and borrowings	Discounted cash flows

(b) Key assumptions:

•	JIBAR rates changing per quarter

•	Cash flow assumption changes per quarter

•	Drawdowns made in the quarter

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT

Summary	Nine months ended September 30 2015	Year ended December 31 2014
Cost
Balance at beginning of the period	808,038,782	780,046,204
Additions	6,136	2,177,645
Transferred from capital work-in-progress	40,714,393	33,853,496
Disposals	(14,827)	(2,378,349)
Adjustment to rehabilitation assets	(81,530)	975,833
Effect of translation	(30,957,869)	(6,636,047)

Balance at end of the period	817,705,085	808,038,782

Accumulated depreciation and impairment losses
Balance at beginning of the period	161,793,446	128,867,722
Depreciation for the period	25,958,415	36,456,360
Impairment loss	328,096,271	—
Disposals	(14,827)	(2,040,078)
Effect of translation	(25,610,341)	(1,490,558)

Balance at end of the period	490,222,964	161,793,446

Carrying value	327,482,121	646,245,336

Certain assets are encumbered. The Senior Debt Facility was secured through various security instruments, guarantees and undertakings provided by the Group against 51% of the cash flows generated by the Bokoni Mine, together with 51% of the Bokoni Mine asset base.

Due to the economic climate and the significant re-rate in forecasted metal prices, the Group tested the carrying value of its assets for impairment and recognized an impairment loss of $337,064,465 with respect to property, plant and equipment and goodwill (refer to note 10).

Management has assessed its cash-generating unit (“CGU”) as being Bokoni Mine, which is the lowest level for which cash flows are largely independent of other assets. The goodwill relates to the acquisition of Bokoni Mine. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis (refer note 10).

The recoverable amount of mining assets and goodwill reviewed for impairment is determined based on value-in-use calculations. All mining assets and goodwill are allocated to one CGU. Key assumptions relating to this valuation include the discount rate and cash flows used to determine the value-in-use. Future cash flows are estimated based on financial budgets approved by management which is based on the mine’s life-of-mine plan. Management determines the expected performance of the mine based on past performance and its expectations of market developments which are incorporated into a life-of-mine plan.

Key assumptions used in the value-in-use calculation of the impairment assessment of mining assets were the following:

•	Life-of-mine – 35.5 years (2014: 36 years).

•	Real weighted average cost of capital – 11.03% (2014: 10.97%).

•	Average price deck for PGM prices was used. Initial price of US$1,224/oz (2014: US$1,742/oz) for platinum in 2015.

•	Range of R/US$ real exchange rates – based on market expectations. Initial exchange rate of R11.98/US$ (2014: R9.33/US$) used in 2015.

•	South African inflation – based on market expectations. Long term inflation rate of 5.80% (2014: 5.40%).

•	Production of 4E ounces starts at 186,701 (2014: 203,889) ounces in 2015, building up to 370,691 (2014: 370,691) ounces in

•	2041 and gradually scales down towards the end of the life of mine.

•	Sensitivity analysis:

Sensitivity Analysis	Real WACC	95%	100% (Base NPV)	105%
Price (4E basket)	11.03%	210,822,892	351,688,893	482,916,622
Production volumes	11.03%	343,394,709	351,688,893	359,983,078
Operating Cost	11.03%	433,318,385	351,688,893	265,074,715
WACC	11.03%	387,226,442	351,688,893	319,813,504
Capital	11.03%	364,144,763	351,688,893	339,233,024

8. CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to Bokoni Mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Nine months ended September 30 2015	Year ended December 31 2014
Balance at beginning of the period	29,272,118	27,296,481
Additions	16,494,239	32,891,360
Transfer to property, plant and equipment	(40,714,393)	(33,853,496)
Capitalisation of borrowing costs	783,359	3,183,868
Effect of translation	276,935	(246,095)

Balance at end of the period	6,112,258	29,272,118

Capital work-in-progress is funded through cash generated from operations and available facilities.

9. MINERAL PROPERTY INTERESTS

	Nine months ended September 30 2015	Year ended December 31 2014
Balance at beginning of the period	7,339,706	7,612,443
Amortisation	(69,186)	(251,394)
Write-off*	—	(709,665)
Effect of translation	(83,662)	688,322

Balance at end of the period	7,186,858	7,339,706

*	This relates to the write off of the cost of Paschaskraal and De Kamp remaining after the sale of the two farms in previous financial years.

The Group’s mineral property interest consists of various early stage exploration projects.

Mineral property interests are carried at cost less amortisation and impairment losses. Gains and losses on disposal of mineral property interests are determined by comparing the proceeds from disposal with the cost less amortisation and impairment losses of the asset and are recognised net within profit or loss.

Mineral property interests transferred between segments (subsidiaries) are recognised at the nominal amount paid. The resulting profit or loss caused by the transfer of mineral property interests is recognised in profit or loss of the segment (subsidiary).

NOTES

TO THE CONDENSED CONSOLIDA TED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10. GOODWILL

	Nine months ended September 30 2015	Year ended December 31 2014
Balance at beginning of the period	8,776,080	8,845,940
Impairment loss	(8,968,194)	—
Effect of translation	192,114	(69,860)

Balance at end of the period	—	8,776,080

For impairment considerations refer to note 7.

11. LOANS AND BORROWINGS

	Nine months ended September 30 2015	Year ended December 31 2014
RPM – Working Capital Facility (related party)	9,601,992	5,948,787
RPM – Senior Debt Facility (related party)	133,087,568	124,453,505
Other	377,165	524,854

Total loans and borrowings	143,066,725	130,927,146

Short-term portion of loans and borrowings
Other	(377,165)	(524,854)

Long-term portion of loans and borrowings	142,689,560	130,402,292

The carrying value of the Group’s loans and borrowings changed during the period as follows:

	Nine months ended September 30 2015	Year ended December 31 2014
Balance at beginning of the period	130,927,146	187,016,588
Loan repaid RPM – Senior Debt Facility	—	(74,782,500)
Loans repaid – other	(168,192)	(652,039)
Loan from RPM – Senior Debt Facility	—	6,250,317
Loan from RPM – Shareholder loan	2,825,282	6,005,206
Loan capitalised RPM – Shareholder loan	(2,833,641)	(12,480,278)
Loan from RPM – Working Capital Facility	3,477,500	2,526,305
Finance expenses accrued	14,568,342	17,039,491
Fair value gain on additional draw down of Senior Debt Facility	—	(1,109,648)
AG8 on Senior Debt Facility	(107,536)	3,233,584
Effect of translation	(5,622,176)	(2,119,880)

Balance at end of the period	143,066,725	130,927,146

On May 5, 2014, Anglo Platinum’s Board of Directors authorised an amount of CAD$16.4 million (R160 million) of accrued and unpaid interest to accrue above the facility limit of CAD$159.2 million (R1,550 million) up to December 31, 2015.

The Senior Debt Facility is fully drawn. On December 9, 2015 the Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (R71.4 million) (refer note 2).

The treatment of the RPM Shareholder loan is to be decided by the Bokoni Holdco Board of Directors as per the Bokoni Holdco Shareholders Agreement. On August 21, 2015 this loan was capitalised.

12. FINANCE LEASE LIABILITY

	Nine months ended September 30 2015	Year ended December 31 2014
Finance lease – Fermel	472,178	931,429
Finance lease – Atlas Copco	—	1,987,002

Total finance lease liability	472,178	2,918,431

Short-term portion of finance lease liability
Finance lease – Fermel	(448,146)	(647,552)
Finance lease – Atlas Copco	—	(1,987,002)

	(448,146)	(2,634,554)

Long-term portion of finance lease liability	24,032	283,877

The carrying value of the Group’s finance lease liability changed during the period as follows:
Balance at beginning of the period	2,918,431	—
Finance lease entered into – Fermel	—	1,150,869
Finance lease entered into – Atlas Copco	—	2,176,310
Lease repayment	(2,821,034)	(609,887)
Finance expenses accrued	339,003	241,794
Effect of translation	35,778	(40,655)

Balance at end of the period	472,178	2,918,431

The terms of the lease are as follows:
Interest rate	2% – 22.1%	2% – 22.1%
Lease term	13 months – 2 years	13 months – 2 years

Carrying amount of leased assets included in property, plant and equipment	2,248,678	2,902,602

Bokoni entered into instalment sale agreements with Fermel Proprietary Limited (“Fermel”) and Atlas Copco South Africa Proprietary Limited (“Atlas Copco”) in the prior financial year for the lease of equipment.

Ownership of the equipment leased from Fermel will be transferred to Bokoni when all amounts due in terms of the agreements have been paid. The Atlas Copco agreement provides for an option to purchase the equipment at the end of the lease term. Management intends to exercise the option to purchase the machinery at the end of the lease term.

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12. FINANCE LEASE LIABILITY continued

The finance lease liabilities are payable as follows:

	Less than one year	Between two and five years
Interest	28,808	391

Present value of minimum lease payments	448,146	24,033

13. RESTRUCTURING PROVISION

The estimated cost of the Bokoni Mine Restructure Plan, having regard to costs associated with a significant labour restructuring, legal, human resources and security related charges, is $20.7 million (R213.6 million). (Refer note 2).

14. EARNINGS PER SHARE

The basic loss per share for the three and nine months ended September 30, 2015 was 4 cents and 29 cents respectively (September 2014: 0 cent and 2 cents respectively).

The diluted loss per share for the three and nine months ended September 30, 2015 was 4 cents and 28 cents respectively (September 2014: 0 cent and 2 cents respectively).

The calculation of basic loss per share for the three months ended September 30, 2015 of 4 cents (2014: 0 cents) is based on the loss attributable to owners of the Company of $21,452,293 (2014: $519,671) and a weighted average number of shares of 553,402,144 (2014: 593,061,869).

The calculation of basic loss per share for the nine months ended September 30, 2015 of 29 cents (2014: 2 cents) is based on the loss attributable to owners of the Company of $157,873,703 (2014: $12,369,173) and a weighted average number of shares of 553,402,144 (2014: 593,061,869).

The calculation of diluted loss per share for the three months ended September 30, 2015 of 4 cents (2014: 0 cents) is based on the loss attributable to owners of the Company of $21,452,293 (2014: $519,671) and a weighted average number of shares of 554,338,519 (2014: 593,061,869).

The calculation of diluted loss per share for the nine months ended September 30, 2015 of 28 cents (2014: 2 cents) is based on the loss attributable to owners of the Company of $157,873,703 (2014: $12,369,173) and a weighted average number of shares of 554,338,519 (2014: 530,811,430).

The share options and unvested treasury shares were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

15. CASH (UTILISED BY)/GENERATED FROM OPERATIONS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Loss before income tax	(38,371,737)	(2,303,523)	(417,194,021))	(29,905,064)
Adjusted for:
Finance costs	6,187,749	3,209,350	17,198,593	11,525,875
Finance income	(44,808)	(60,280)	(193,435)	(212,643)
Non-cash items:
Depreciation and amortisation	5,621,859	9,740,363	26,053,953	29,453,532
Impairment loss	—	—	337,064,465	—
Equity-settled share-based compensation	571,448	150,395	1,662,417	150,395
Profit on disposal of property, plant and equipment	—	—	—	(4,080)
Rehabilitation adjustment	—	—	692,098	—
Restructure costs	21,938,801	—	21,938,801	—
Fair value loss/(gain) and AG8 adjustment on loans and borrowings	145,373	40,337	(107,536)	(497,696)

Cash (utilised by)/generated from operations before ESOP transactions	(3,951,315)	10,776,642	(12,884,665)	10,510,319
ESOP cash transactions (restricted cash)	32,856	16,632	68,393	52,153

Cash (utilised by)/generated by operations before working capital changes	(3,918,459)	10,793,274	(12,816,272)	10,562,472
Working capital changes
Increase in trade and other receivables	2,558,399	3,998,289	9,093,440	7,880,804
Increase/(decrease) in trade and other payables	13,204,127	(394,752)	14,489,563	(23,011,269)
Increase in inventories	(1,129,086)	(4,350,089)	(2,837,068)	(6,717,361)

Cash generated from/(utilised by) operations	10,714,981	10,046,722	7,929,663	(11,285,354)

NOTES

TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2015 AND 2014 continued

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

16. SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s Chief Executive Officer (“CEO”) (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine – Mining of PGM’s.

•	Projects – Mining exploration in Kwanda.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Nine months ended September 30				Nine months ended September 30
			2015			2014
	Bokoni Mine		Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(394,719,300	)*	—	(394,719,300)	12,593,145	(4,610)	12,588,535	(i	)
Total assets	349,442,148		3,885	349,446,033	747,632,606	3,053	747,635,659	(iii	)

	Three months ended September 30				Three months ended September 30
			2015			2014
	Bokoni Mine		Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(25,956,373	)*	—	(25,956,373)	11,299,208	—	11,299,208	(ii	)

*	Included in EBITDA is an impairment loss of $359,393,967.

	September 30	September 30
	2015	2014
(i) EBITDA – nine months ended
EBITDA for reportable segments	(394,719,300)	12,588,535
Net finance costs	(17,005,158)	(11,313,232)
Depreciation and amortisation	(26,053,953)	(29,453,532)
Corporate and consolidation adjustments*	20,584,390	(1,726,835)

Consolidated loss before income tax	(417,194,021)	(29,905,064)

(ii) EBITDA – three months ended
EBITDA for reportable segments	(25,956,373)	11,299,208
Net finance costs	(6,142,941)	(3,149,070)
Depreciation and amortisation	(5,621,859)	(9,740,363)
Corporate and consolidation adjustments*	(650,564)	(713,298)

Consolidated loss before income tax	(38,371,737)	(2,303,523)

(iii) Total assets
Assets for reportable segments	349,446,033	747,635,659
Corporate and consolidation adjustments	6,659,268	(15,820,201)

Consolidated total assets	356,105,301	731,815,458

*	Included in the consolidation adjustments is an impairment loss adjustment of $22,329,502.

17. RELATED PARTIES

Relationships

Related party	Nature of relationship
RPM	The Group concluded a number of shared services agreements between Bokoni and RPM, a wholly owned subsidiary of Anglo Platinum and a 49% shareholder in Bokoni Holdco. Pursuant to the terms of various shared services agreements, the Anglo Platinum group of companies will continue to provide certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo Platinum group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services. RPM also provides debt funding to the Group and purchases all of the Group’s PGM concentrate.

Atlatsa Holdings	Atlatsa Holdings is the Company’s controlling shareholder.

Key management	All directors directly involved in the Atlatsa Group and certain members of top management at Bokoni and Plateau.

Related party balances

		Nine months ended September 30 2015	Year ended December 31 2014
RPM	Loans and Borrowings (refer note 11)	(142,689,560)	(130,402,292)
	Trade and other payables	(17,967,700)	(16,493,972)
	Trade and other receivables	—	12,636,881

Related party transactions
		Nine months ended September 30 2015	Nine months ended September 30 2014
RPM	Revenue	(161,180,072)	(182,779,509)
	Finance costs (before interest capitalised)	16,767,225	13,013,742
	Administration expenses	6,594,357	3,326,036
	Cost of sales	29,019,033	37,769,549
	Costs capitalised to capital work-in-progress	4,600,603	6,027,218

18. EVENTS AFTER THE REPORTING DATE

On December 9, 2015 the Company entered into a $34.3 million (R334.0 million) Term Loan Facility Agreement with Anglo Platinum. In addition, the Senior Facilities Agreement was amended and restated to increase the availability under the facility by $7.3 million (R71.4 million) (refer note 2).

Corporate information and administration

For further information or particular queries, please contact Prudence Lebina at the Atlatsa South African head office.

South African head office
4th Floor,
82 Grayston Drive,
Sandton, Johannesburg,
South Africa, 2146
Tel: +27 (0)11 779 6800
Fax: +27 (0)11 883 0863

Canadian head office
Suite 1700, Park Place,
666 Burrard Street,
Vancouver
Canada BC V6C 2X8
Tel: +1 (604) 631 1300/1306
Fax: +1 (604) 681 1825

www.atlatsaresources.co.za